FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 3, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference is a supplement to the Company’s notice to shareholders and proxy statement, dated February 28, 2011.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Asaf Alperovitz
Asaf Alperovitz
Chief Financial Officer

Date: March 3, 2011

NOTICE TO THE SHAREHOLDERS OF SYNERON MEDICAL LTD.

CORRECTION OF TYPOGRAPHICAL ERROR IN AGM NOTICE

March 3, 2011

Syneron Medical Ltd. (the "Company") wishes to advise its shareholders that there was a typographical error in the cover letter and notice of annual general meeting of shareholders, dated February 28, 2011, as well as in the accompanying proxy card.

Accordingly, the Company wishes to clarify that in respect of Proposal Three of the proxy statement (proposals three and four in the proxy card), the effective date of the re-election terms for each of Dr. Michael Anghel and Mr. Dan Suesskind, the Company’s external directors, is November 7, 2010 (and not November 7, 2011).